UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 17, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release dated 17 May 2016 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2016’

17 May 2016

Vodafone announces results for the year ended 31 March 2016

Highlights

•                  Group organic total revenue grew 2.3%* to £41.0 billion; full year organic service revenue grew 1.5%*

•                  Q4 organic service revenue grew 2.5%*; stabilisation in Europe +0.5%*, AMAP accelerated to +8.1%*

•                  Q4 driven by underlying improvement, up 1.8%* excluding adjustments primarily from a leap-year effect

•                  Organic EBITDA growth of 2.7%* to £11.6 billion; H2 EBITDA up 3.6%*

•                  EBITDA on a guidance basis £11.9 billion, upper end of £11.7 - £12.0 billion guidance range

•                  Free cash flow £1.0 billion, consistent with ‘positive’ guidance; capital expenditure £8.6 billion, down 6.5%

•                  Net debt of £29.2 billion, up 31.0% impacted by spectrum acquisitions and foreign exchange movements

•                  Final dividend per share of 7.77 pence, up 2.0%, giving total dividends per share of 11.45 pence

	Year ended		Change
	31 March 2016		Reported	Organic*
	£m		%	%
Group revenue	40,973		(3.0)	+2.3
Group service revenue[1]	37,159		(3.5)	+1.5
Europe[1]	24,461		(4.4)	(0.6)
Africa, Middle East and Asia Pacific (‘AMAP’)[1]	11,843		(0.8)	+6.9
EBITDA	11,612		(2.5)	+2.7
Adjusted operating profit	3,117		(11.1)	(3.9)
Operating profit	1,377		(30.0)
Free cash flow[2]	1,013		(6.9)
Loss for the financial year from continuing operations[3]	(3,818)		(165.2)
Basic loss per share[3]	(15.08	)p	(169.3)
Adjusted earnings per share from continuing operations[4]	5.04	p	(9.2)
Total dividends per share	11.45	p	+2.0

•                  Successful completion of Project Spring build targets supports growth recovery:

•            46.8 million 4G customers, 4G coverage 87% in Europe; 72.5 million 3G data users in emerging markets

•            13.4 million broadband customers; high speed broadband available to 30 million on-net homes in Europe

•            All customer network experience targets met: 91% of data sessions are >3 Mbps in Europe

•            Net Promoter Score (NPS) leader in 13 out of 21 markets, with improved NPS in 15 markets during the year

•                  Strong commercial momentum in strategic focus areas:

•            Data volumes up 71% in the year

•            Enterprise outperforming the market; revenue growth +2.1%* in the year; Vodafone Global Enterprise +5.9%*

•            Unified communications: a record 1.3 million new fixed broadband customers in the year, fastest growing broadband provider in Europe

•            Enhancing fixed services capability; new agreements in the Netherlands and Italy

•                  Strong cost efficiency and acquisition synergies drive EBITDA to grow faster than revenues; raising synergy targets at KDG and Ono

Guidance for the 2017 financial year5

•                  Move to euro reporting for the year ending 31 March 2017, as previously announced

•                  Organic EBITDA growth in the range of 3-6%, implying €15.7 - 16.2 billion (£12.4 - 12.8 billion) at guidance FX rates

•                  Free cash flow after capex, before M&A, spectrum and restructuring costs of at least €4.0 billion (£3.2 billion)

•                  Post Project Spring capital intensity expected to be in the mid-teens as a percentage of annual revenue

•                  Dividends to be declared in euros for the year-ending 31 March 2017 and thereafter; intention to grow dividends per share annually (relative to a 2016 ‘baseline’ of 14.48 eurocents per share), demonstrating confidence in future cash flow generation

Vittorio Colao, Group Chief Executive, commented:

‘‘This has been a year of strong execution for the Group, returning to organic growth in both revenue and EBITDA for the first time since 2008. We achieved the first quarter of positive revenue growth in Europe since December 2010 while growth in AMAP accelerated with strong performance in South Africa, Turkey and Egypt. EBITDA margins also grew year-on-year, supported by our cost efficiency programmes.

We have now successfully concluded our Project Spring organic investment programme. This has transformed the quality of our technology, enhancing our customers’ experience and enabling us to expand our Enterprise services. We are pleased to be the leader or co-leader in mobile network quality tests and Net Promoter Scores in the majority of our markets. We have also posted a record quarter of net additions in fixed as our convergence strategy continues to accelerate.

Looking forward, we will continue to invest in our customer excellence programmes in both mobile and converged services. I am confident we will sustain our positive momentum in the coming year, allowing us to maintain attractive returns for our shareholders.’’

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1     The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs. Group service revenue includes the results of Europe, AMAP, Other (which includes the results of partner markets) and eliminations.

2     Free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs and a £50 million (2015: £100 million) payment in respect of the Group’s historic UK tax settlement.

3     Year ended 31 March 2016 includes £3,207 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements. Year ended 31 March 2015 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

4     Adjusted earnings per share from continuing operations excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years.

5     See “Guidance” on page 7.

REVIEW OF THE YEAR

Financial review of the year

Group

Group revenue for the year decreased by 3.0% to £41.0 billion primarily due to foreign exchange rate movements, with Group organic service revenue returning to growth (1.5%*, or 2.1%* excluding the impact of regulated mobile termination rate (‘MTR’) cuts). Improving organic service revenue growth of 2.5%* in Q4 reflected continued underlying improvement, but was also supported by a leap-year effect and certain accounting reclassifications. Organic service revenue trends in Europe recovered throughout the year, stabilising at 0.5%* in Q4 while growth in Africa, Middle East and Asia Pacific (‘AMAP’) accelerated to 8.1%*.

Group EBITDA declined 2.5% to £11.6 billion primarily due to foreign exchange rate movements, with organic EBITDA growing 2.7%*, a faster pace than revenues despite the increase in operating expenses as a result of Project Spring. The Group EBITDA margin stabilised at 28.3%. H2 EBITDA grew 3.6%*, faster than in the first half of the year reflecting better revenue performance and continued good cost control, including greater than anticipated synergy capture at Ono.

Adjusted operating profit fell by 11.1% to £3.1 billion as organic EBITDA growth was offset by the increase in depreciation and amortisation resulting from Project Spring, spectrum acquisitions and foreign exchange rate movements. Reported operating profit was £1.4 billion, impacted by a goodwill impairment in relation to Romania of £0.45 billion, which reflects increased competitive intensity.

The Group’s underlying tax rate for the year ended 31 March 2016 was 28.8%. Certain non-recurring items had a material impact on the adjusted effective tax rate, which was 15.1% in the year. These include a benefit of 18.4% following the restructuring and simplification of our Indian business, partially offset by a tax cost of 4.6% due to the reduction in the UK corporation tax rate (which resulted in a decrease in the value of our UK capital allowances). We now have £22 billion of deferred tax assets.

Adjusted earnings per share from continuing operations fell 9.2% to 5.04 pence, mainly reflecting the decline in adjusted operating profit.

Free cash flow1 was £1.0 billion (2015: £1.1 billion), suppressed by elevated capital expenditures for Project Spring. Total capital expenditure was £8.6 billion (2015: £9.2 billion), thereby completing our targeted 2-year outlay of £19 billion for the Project Spring investment programme. Actual spend was modestly lower than originally forecast, a result of capex synergies following the acquisition of Ono and favourable foreign exchange rate movements.

Net debt as at 31 March 2016 was £29.2 billion (2015: £22.3 billion). Net debt includes the impact of renewing or acquiring spectrum for a total cash cost in the year of £2.9 billion, including Germany (£1.4 billion), India (£0.6 billion), Turkey (£0.6 billion), Italy (£0.2 billion) and the UK (£0.1 billion). Additionally, foreign exchange losses of £2.0 billion were recognised on net debt as losses on the euro and rupee offset favourable exchange rate movements on the South African rand. Net debt at 31 March 2016 also includes liabilities of £4.1 billion (2015: £1.8 billion) relating to acquisitions or renewals of spectrum in India and £1.4 billion (2015: £1.3 billion) of liabilities relating to minority holdings in KDG.

The Board is recommending a final dividend per share of 7.77 pence, up 2.0% year-on-year, in line with our intention to increase the full year dividend per share annually. The total dividend per share for the year would therefore be 11.45 pence, also up 2.0% year-on-year.

As previously communicated, the Group will change its presentation currency from pounds sterling to euros from 1 April 2016. Dividends for the year-ending 31 March 2017 and beyond will be declared in euros and paid in euros, pounds sterling and US dollars.

Europe

Organic service revenue in Europe declined 0.6%* year-on-year, reflecting continued competitive pressures in a number of markets. However, trends improved throughout the year, with Europe growing 0.5%* in Q4 as our two largest markets, Germany and Italy, returned to growth, together with the benefit from a leap-year effect and the reclassification of certain fixed-line sales into service revenues in Germany and the Netherlands.

Mobile service revenue declined 2.0%*, with a better trend in H2 (Q3 -2.0%*, Q4 -1.1%*). The main factors behind this performance include continued growth in our contract customer base and stabilising consumer ARPU in a number of markets, supported by customer appetite for 4G services and strong data growth, and ongoing pressure on Enterprise ARPU in several markets.

Fixed service revenue grew 3.5%* (Q3 +3.7%*, Q4 +5.4%*) driven by strong consumer broadband customer growth, particularly in fibre and cable services. Fixed now accounts for 26.1% of European service revenue, compared to 24.1% in the prior year. Broadband net additions for the year were 1.1 million, taking the European base to 12.3 million.

Organic EBITDA grew 1.7%* to £7.7 billion, and the EBITDA margin improved to 28.8%, up 0.4* percentage points on an organic basis. This reflects good cost control, as well as the benefits of acquisition integrations. The trend in H2 was better, with organic EBITDA up 2.3%* and the margin up 0.6* percentage points.

REVIEW OF THE YEAR

AMAP

Organic service revenue in AMAP was up 6.9%* year-on-year continuing its sustained track record of strong organic growth. Growth improved further in Q4 to 8.1%* (Q3: 6.5%*). Vodacom, Turkey and Egypt accelerated service revenue growth for the year to 5.4%*, 19.7%* and 8.9%* respectively. Performance in India (+5.0%*) was affected adversely during the year by significant regulatory impacts and price competition.

The drivers of our competitive advantage — strong brand, leading network quality and distribution reach — continued to strengthen during the year. In H2 our growth was supported by a continued increase in our customer base (+8.2 million to 340.9 million), with 3G/4G data users growing by 17.7 million and data usage up 74% year-on-year.

Organic EBITDA increased by 7.2%* and the EBITDA margin was 30.6%. The EBITDA margin increased 0.1* percentage points on an organic basis as the scale benefits of revenue growth were largely offset by increased operating costs from Project Spring, inflationary pressures in some markets and higher import costs following local currency devaluations.

Strategic progress

Project Spring

First communicated in detail in November 2013, we have now delivered almost all of the major targets outlined at that time, achieving tangible benefits in both network and service quality for customers. Key highlights include:

1)             Extension of our European 4G coverage to 87% of our footprint, just below our target of 90% due to rollout delays primarily in the UK and Germany. 91% of data sessions are >3Mbps, ahead of our target of 90%. Dropped call rates in Europe are now <0.5% vs. 0.9% previously, as targeted.

2)             In AMAP ex-India we have built 3G population coverage to 85%, and in India 3G coverage in targeted urban areas is now 95%, as anticipated. Dropped call rates have fallen from 1.3% to 0.9%, ahead of our target.

3)             In total we have added 43,000 new mobile sites and installed 115,000 modernised ‘single RAN’ base stations. As a result we now have 50,000 more 2G-enabled sites, 77,000 more 3G-enabled sites and 76,000 more 4G-enabled sites. We have also added 102,000 new high capacity backhaul links, well ahead of our targets.

4)             We have extended fibre coverage to 72 million homes; 30 million of these homes are passed by owned NGN infrastructure in Europe, up from 14 million in September 2013, thanks in part to cable acquisitions.

5)             Internet of Things (IoT) services are now available in 30 countries (previously, these were described as Machine-2-Machine services or ‘M2M’); IP-VPN services are available in 70 countries; and cloud and hosting services in 12 countries.

Going forward we intend to sustain our network leadership while modernising our IT platforms. We expect that cloud-based technologies will be the key enablers of our strategy, delivering large cost savings and increased agility. In mobile we aim to be ready to lead the industry in 5G across Europe, while significantly expanding our 4G coverage in emerging markets. In fixed we plan to continue to build out our NGN coverage where it is needed to compete, while upgrading our cable networks to deliver gigabit speeds.

Customer eXperience eXcellence (‘CXX’)

We have been focused during the year on our CXX initiative, first introduced in 2015, which aims to give customers — whether individuals or businesses, mobile or fixed — the best possible service. This is not just about providing the best coverage and connectivity, but also about making everything about being a Vodafone customer easier, clearer and more reliable. Signing a contract, adding more services, understanding a bill, seeking help and advice using the ‘My Vodafone’ app, online, over the phone or in one of our shops: we aim to improve every aspect of the customer relationship with Vodafone.

In combination with Project Spring, the CXX programme has contributed to significant gains in NPS for both consumer and Enterprise customers. We now enjoy NPS leadership in 13 out of 21 markets, and in 15 of these markets NPS improved year-on-year. This contributed to a reduction in contract churn in the majority of our markets over the year.

Data

Customer demand for data continues to grow very quickly, stimulated by the increasing availability of great TV, sport and video on smartphones and tablets, the improving reliability and speed of mobile networks, the continued deflation in unitary data pricing, and the increasing size and quality of smartphone screens.

Data traffic in H2 grew 66% (Q3: 68%; Q4: 65%). We now have 47 million 4G customers across the 21 countries where we offer 4G, with a further 16.7 million customers added in H2. Although take-up continues to be rapid, still only 27% of our European customer base is taking a 4G service, providing us with a very substantial opportunity for future growth. Customers who move to 4G typically buy bigger data packages and see their data consumption double; average usage per smartphone customer in Europe is up 48% year-on-year to 1.1GB per month, and over half of the data traffic in Europe is now on 4G.

In our AMAP region, data adoption is also rapid, supported by our significant network investment and the relative scarcity of fixed line internet access. The total mobile data customer base is 129 million, up 12% year-on-year. In South Africa we are seeing encouraging signs that customers are consuming more of our data services, with prepaid customer ARPU increasing by 21% when moving from 2G to 3G, and postpaid ARPU by 18% when moving from 3G to 4G. In India we have launched 4G in five circles, covering 45% of data revenues, and expect to reach over 60% in the coming year. Given the high cost of spectrum, we intend to take a disciplined approach to further 4G rollout.

REVIEW OF THE YEAR

Vodafone M-Pesa, our money transfer service, now has more than 25 million active customers, an increase of 27% year-on-year, including market launches in Albania and Ghana and is supported by a network of more than 261,000 agents in 11 countries.

Unified communications

We are becoming a full service integrated operator, for both households and businesses, in our main markets. We market high speed broadband services to 72 million households across Europe, and through organic investment and acquisition, 41% of these households are ‘on-net’ — serviced by our own fibre or cable infrastructure. In the last 12 months we have extended our network to reach an additional 31 million homes, of which 4.0 million were on our own NGN networks, and we continue to invest to reach more homes and businesses in Spain and Portugal. Our high speed broadband rollout in Italy will be enhanced by our commercial agreement with Enel, which plans to roll out Fibre-To-The-Home (FTTH) to 224 cities nationwide, providing access on competitive commercial terms. In these areas Enel will be our exclusive fibre partner going forward.

In February we announced our intention to create a 50:50 Joint Venture in the Netherlands with Ziggo, part of Liberty Global. Combining Ziggo’s fibre-rich broadband network with Vodafone’s mobile operations will create a stronger fixed and mobile competitor in the Dutch market, delivering significant benefits for consumers, businesses and the public sector through investment in digital infrastructure and customer experience. We anticipate total cost, capex and revenue synergies with an estimated net present value of approximately €3.5 billion after integration costs. The transaction is expected to close around the end of 2016 and is subject to regulatory approvals and consultations with the local Works Councils.

We are achieving strong and consistent customer growth across our footprint. We now have 13.4 million broadband customers, with 1.3 million new broadband customers added in the year. 6.4 million of these customers take a high speed service over fibre or cable. In Europe, we had 12.3 million broadband customers and 9.4 million TV customers, with 51% of our European broadband customers taking a high speed service as at 31 March 2016.

During the year we launched Vodafone One, our converged service in Spain combining mobile services and our own infrastructure with the cable services of Ono, which we acquired in 2014. By 31 March 2016, 1.5 million customers had subscribed to the service. In November we launched Vodafone Red One in Germany, our fully integrated bundle combining mobile with high speed broadband on the Kabel Deutschland (‘KDG’) cable network; as of 31 March 2016 we had 54,000 customers.

In H2, 26.3% of our service revenue in Europe came from fixed line.

Enterprise

Services to business comprise 27.7% of our Group service revenue, and 32.7% in Europe. Our relationships with business customers are evolving, expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

We are a recognised global leader in the provision of IoT services, with a strong presence in key industries such as automotive and utilities. During the year, we increased our total IoT connections by 37% year-on-year to 38 million, with revenue growing 29%*. Vodafone Global Enterprise (‘VGE’), which provides services to our biggest international customers, achieved revenue growth for the year of 5.9%*, driven by our unmatched geographical presence and the increasing trend among multinational corporations to retain a single provider of services across borders.

Prospects for the 2017 financial year2

In the coming financial year it will be important to build on the improving execution seen during the 2016 financial year as we continue to monetise our Project Spring investments and work towards further improvements in customer experience through our CXX initiative. Additionally, we intend to continue to pursue incremental operating efficiencies across all of our operating companies. We are initiating a series of IT transformation projects which we anticipate will deliver significant long-term benefits in terms of both cost savings and enhanced strategic flexibility. Executing these programs with minimal disruption to customers is a priority.

We expect EBITDA to grow organically by 3% to 6%. Following the completion of Project Spring, total capex is now targeted to be in the mid-teens as a percentage of annual revenue; this is higher than the 13%-14% range that we previously anticipated, as we believe that there are attractive investment opportunities available to further accelerate our growth and improve our long-term strategic positioning. We expect free cash flow to exceed €4.0 billion, after all capex, before M&A, spectrum payments and restructuring costs. This level of cash generation, combined with healthy growth and continued operating leverage, provides us with the visibility to sustain a progressive dividend policy.

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1           Free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs, a £50 million (2015: £100 million) payment in respect of the Group’s historic UK tax settlement and £nil of other payments (2015: £180 million).

2           See “Guidance” on page 7.

GROUP FINANCIAL HIGHLIGHTS

						Change
		2016		2015		Reported	Organic*
	Page	£m		£m		%	%
Statutory basis[1]

Group revenue	23, 29	40,973		42,227		(3.0)	2.3

Operating profit	23	1,377		1,967		(30.0)

(Loss)/profit before taxation	23	(449)		1,095		(141.0)

(Loss)/profit for the financial year from continuing operations[2]	23	(3,818)		5,860		(165.2)

Basic (loss)/earnings per share[2]	23	(15.08	)p	21.75	p	(169.3)

Net cash flow from operating activities	26	10,481		9,715		7.9

Adjusted statutory basis[3]

Group service revenue	8	37,159		38,497		(3.5)	1.5

EBITDA	8, 29	11,612		11,915		(2.5)	2.7

EBITDA margin	8	28.3%		28.2%		0.1	0.1

Adjusted operating profit	8, 29	3,117		3,507		(11.1)	(3.9)

Adjusted profit before tax	10	1,742		2,217		(21.4)

Adjusted effective tax rate	10	15.1%		29.4%

Adjusted profit attributable to owners of the parent	11, 31	1,344		1,471		(8.6)

Adjusted earnings per share from continuing operations[4]	11, 31	5.04	p	5.55	p	(9.2)

Capital expenditure	19, 29	8,599		9,197		(6.5)

Free cash flow[5]	19	1,013		1,088		(6.9)

Net debt	19, 20	(29,175)		(22,271)		31.0

Notes:

*            All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1          Statutory basis prepared in accordance with IFRS accounting principles, including the results of the Group’s joint ventures using the equity accounting basis.

2          Year ended 31 March 2016 includes £3,207 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements. Year ended 31 March 2015 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

3          See page 28 for “Use of non-GAAP financial information” and page 34 for “Definitions of terms”.

4          Adjusted earnings per share from continuing operations excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years.

5          Free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs and a £50 million (2015: £100 million) payment in respect of the Group’s historic UK tax settlement.

GUIDANCE

Please see page 28 for “Non-GAAP financial information”, page 34 for “Definitions of terms” and page 36 for “Forward-looking statements”.

Performance against 2016 financial year guidance

Based on guidance foreign exchange rates, EBITDA for the 2016 financial year was £11.9 billion, at the upper end of the £11.7 billion to £12.0 billion range set in November 2015. On the same basis our free cash flow was £1.0 billion, consistent with our positive free cash flow guidance.

2017 financial year guidance

	EBITDA	Free cash flow
2017 financial year guidance	‘Organic growth of 3-6%’, (implying €15.7 – €16.2 billion)	‘At least €4.0 billion’

We expect EBITDA to grow organically by 3-6%; this implies a range of €15.7 billion to €16.2 billion at guidance exchange rates. We expect free cash flow of at least €4.0 billion, before the impact of M&A, spectrum payments and restructuring costs.

Dividend policy

The Board intends to grow dividends per share annually. For the financial year ending 31 March 2017 and beyond, dividends will be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend. The Board has determined that future dividend growth will be calculated from the level of 14.48 eurocents per share in 2016, which is equivalent to the 2016 total dividend payout of 11.45 pence at the year end £:€ exchange rate of 1.2647.

Assumptions

We have based guidance for the financial year ending 31 March 2017 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:INR 76.4, €1:ZAR 16.5, €1:£0.79, €1:TRY 3.2 and €1:EGP 9.8. It excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone, including a potential decision by the United Kingdom to leave the European Union. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the rupee to euro exchange rate would impact EBITDA by approximately €20 million and would have a c.€5 million impact on free cash flow. A 1% change in the South African rand to euro exchange rate would impact EBITDA by approximately €15 million and free cash flow by c.€5 million. A 1% change in the pounds sterling to euro exchange rate would impact EBITDA by approximately €15 million and free cash flow by c.€5 million.

FINANCIAL RESULTS

Group1,2

							Change
	Europe	AMAP	Other[3]	Eliminations	2016	2015	Reported	Organic*
	£m	£m	£m	£m	£m	£m	%	%
Mobile in-bundle revenue	11,836	4,014	145	(10)	15,985	16,002
Mobile out-of-bundle revenue	3,902	5,400	7	—	9,309	10,599
Mobile incoming revenue	1,264	1,123	—	(1)	2,386	2,751
Fixed line revenue	6,373	846	625	(82)	7,762	7,569
Other service revenue	1,086	460	191	(20)	1,717	1,576
Service revenue	24,461	11,843	968	(113)	37,159	38,497	(3.5)	1.5
Other revenue	2,257	1,365	192	—	3,814	3,730
Revenue	26,718	13,208	1,160	(113)	40,973	42,227	(3.0)	2.3
Direct costs	(5,920)	(3,413)	(726)	88	(9,971)	(10,451)
Customer costs	(6,114)	(2,052)	22	—	(8,144)	(8,761)
Operating expenses	(6,998)	(3,701)	(572)	25	(11,246)	(11,100)
EBITDA	7,686	4,042	(116)	—	11,612	11,915	(2.5)	2.7
Depreciation and amortisation:
Acquired intangibles	(89)	(210)	1	—	(298)	(453)
Purchased licences	(1,066)	(343)	—	—	(1,409)	(1,298)
Other	(5,117)	(1,725)	10	—	(6,832)	(6,594)
Share of result in associates and joint ventures	(5)	49	—	—	44	(63)
Adjusted operating profit	1,409	1,813	(105)	—	3,117	3,507	(11.1)	(3.9)
Impairment loss					(450)	—
Restructuring costs					(236)	(157)
Amortisation of acquired customer base and brand intangible assets					(979)	(1,269)
Other income and expense					(75)	(114)
Operating profit					1,377	1,967
Non-operating income and expense					(2)	(19)
Net financing costs					(1,824)	(853)
Income tax, excluding deferred tax on revaluation of investments in Luxembourg					(162)	(703)
Deferred tax following revaluation of investments in Luxembourg[4]					(3,207)	5,468
(Loss)/profit for the financial year from continuing operations					(3,818)	5,860
Profit for the financial year from discontinued operations					—	57
(Loss)/profit for the financial year					(3,818)	5,917

Notes:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1	Current year results reflect average foreign exchange rates of £1:€1.37, £1:INR 98.61 and £1:ZAR 20.72.
2

The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

3	The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.
4	Refer to page 10 for further details.

FINANCIAL RESULTS

Revenue

Group revenue decreased 3.0% to £41.0 billion and service revenue decreased by 3.5% to £37.2 billion. Reported growth includes the full year impact from the acquisitions of Hellas Online (‘HOL’) and Cobra Automotive (‘Cobra’) in the prior year.

In Europe, organic service revenue declined 0.6%* reflecting continued competitive pressures in a number of markets, with improving trends throughout the year. In AMAP, organic service revenue increased by 6.9%* continuing its sustained track record of strong organic growth.

EBITDA and operating profit

Group EBITDA declined 2.5% to £11.6 billion, with organic growth in Europe and AMAP and the acquisitions of HOL and Cobra being more than offset by foreign exchange movements. On an organic basis, EBITDA rose 2.7%* and the Group’s EBITDA margin stabilised at 28.3%.

An impairment loss of £450 million was recognised in the current financial year (2015: £nil) in respect of the Group’s operations in Romania. The impairment charge relates solely to goodwill.

Operating profit decreased £0.6 billion to £1.4 billion as the £0.45 billion impairment charge, £0.3 billion reduction in EBITDA and £0.1 billion increase in restructuring costs were partly offset by £0.1 billion of lower depreciation and amortisation charges and £0.1 billion higher contribution from associates and joint ventures.

Net financing costs

	2016	2015
	£m	£m
Investment income	300	883
Financing costs	(2,124)	(1,736)
Net financing costs	(1,824)	(853)

Analysed as:
Net financing costs before interest on settlement of tax issues	(1,107)	(1,160)
Interest (expense)/credit arising on settlement of outstanding tax issues	(15)	4
	(1,122)	(1,156)
Mark to market losses	(247)	(134)
Foreign exchange[1]	(455)	437
	(1,824)	(853)

Note:

1          Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs, excluding mark to market losses and foreign exchange differences in relation to certain intercompany balances, decreased by 3% primarily due to the impact of foreign exchange losses on financing costs.

FINANCIAL RESULTS

Taxation

	2016	2015
	£m	£m
Income tax expense:
- Continuing operations before deferred tax on revaluation of investments in Luxembourg	(162)	(703)
- Deferred tax on revaluation of investments in Luxembourg	(3,207)	5,468
Total tax (expense)/credit - continuing items	(3,369)	4,765
Tax on adjustments to derive adjusted profit before tax	(436)	(305)
Recognition of deferred tax asset for losses in Luxembourg	—	(3,341)
Deferred tax following revaluation of investments in Luxembourg	3,207	(2,127)
Deferred tax on use of Luxembourg losses in the year	423	439
Adjusted income tax expense	(175)	(569)
Share of associates’ and joint ventures’ tax	(104)	(117)
Adjusted income tax expense for calculating adjusted tax rate	(279)	(686)

(Loss)/profit before tax:	(449)	1,095
Adjustments to derive adjusted profit before tax[1]	2,191	1,122
Adjusted profit before tax	1,742	2,217
Share of associates’ and joint ventures’ tax and non-controlling interest	104	117
Adjusted profit before tax for calculating adjusted effective tax rate	1,846	2,334
Adjusted effective tax rate	15.1%	29.4%

Note:

1            See “Earnings per share” on page 11.

The Group’s underlying tax rate for the year ended 31 March 2016 was 28.8%. Certain non-recurring items had a significant effect on the adjusted effective tax rate in the year, which was 15.1%. These include a benefit of 18.4% following the restructuring and simplification of our Indian business, partially offset by a tax cost of 4.6% due to the reduction in the UK corporation tax rate (which resulted in a decrease in the value of our UK capital allowances). We now have £22 billion of deferred tax assets. The Group’s adjusted effective tax rate is expected to be in the mid-twenties over the medium term reflecting the ongoing impact from the re-organisation of our Indian business.

The Group’s adjusted effective tax rate for both years does not include the use of Luxembourg losses in the year of £423 million (2015: £439 million) and a reduction in the deferred tax asset in the period of £3,207 million (2015: recognition of an additional asset of £2,127 million) arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements. These items reduce the amount of losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries.

Additionally, the adjusted effective tax rate in the year ended 31 March 2015 did not include the impact of the recognition of an additional £3,341 million deferred tax asset in respect of the Group’s historic tax losses in Luxembourg. The losses were recognised as a consequence of the acquisition of Ono.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share, which excludes the reduction in the tax losses in Luxembourg following the revaluation of investments based upon the local statutory accounts in the current period and the recognition of deferred tax assets in respect of tax losses in Luxembourg in the prior year, was 5.04 pence, a decrease of 9.2% year-on-year, reflecting the Group’s lower adjusted operating profit for the year.

Basic earnings per share was a loss of 15.08 pence due to the reduction in deferred tax on losses, as described above, which has been excluded from adjusted earnings per share.

	2016	2015
	£m	£m

(Loss)/profit attributable to owners of the parent	(4,024)	5,761

Adjustments:
Impairment loss	450	—
Amortisation of acquired customer base and brand intangible assets	979	1,269
Restructuring costs	236	157
Other income and expense	75	114
Non-operating income and expense	2	19
Investment income and financing costs	449	(437)
	2,191	1,122

Taxation[1]	3,194	(5,334)
Discontinued operations[2]	—	(57)
Non-controlling interests	(17)	(21)
Adjusted profit attributable to owners of the parent	1,344	1,471

	Million	Million
Weighted average number of shares outstanding — basic	26,692	26,489
Weighted average number of shares outstanding — diluted	26,692	26,629

Earnings per share

	Pence		Pence
Basic (loss)/earnings per share	(15.08	)p	21.75	p
Adjusted earnings per share from continuing operations	5.04	p	5.55	p

Notes:

1  Year ended 31 March 2016 includes £3,207 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements. Year ended 31 March 2015 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

2  Discontinued operations represents the results and related tax charge of the Group’s former investment in Verizon Wireless.

FINANCIAL RESULTS

Europe1

	Germany	Italy	UK	Spain	Other Europe	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic*
31 March 2016
Mobile in-bundle revenue	3,160	1,976	2,743	1,591	2,366	—	11,836
Mobile out-of-bundle revenue	720	725	1,064	387	1,006	—	3,902
Mobile incoming revenue	215	266	319	105	381	(22)	1,264
Fixed line revenue	2,753	605	1,438	1,051	539	(13)	6,373
Other service revenue	349	186	285	140	202	(76)	1,086
Service revenue	7,197	3,758	5,849	3,274	4,494	(111)	24,461	(4.4)	(0.6)
Other revenue	590	647	324	359	341	(4)	2,257
Revenue	7,787	4,405	6,173	3,633	4,835	(115)	26,718	(3.5)	0.4
Direct costs	(1,702)	(917)	(1,435)	(844)	(1,133)	111	(5,920)
Customer costs	(1,640)	(983)	(1,591)	(933)	(969)	2	(6,114)
Operating expenses	(1,908)	(1,027)	(1,858)	(941)	(1,266)	2	(6,998)
EBITDA	2,537	1,478	1,289	915	1,467	—	7,686	(2.6)	1.7
Depreciation and amortisation:
Acquired intangibles	—	(84)	—	—	(5)	—	(89)
Purchased licences	(452)	(26)	(374)	(49)	(165)	—	(1,066)
Other	(1,709)	(778)	(985)	(813)	(832)	—	(5,117)
Share of result in associates and joint ventures	2	—	1	—	(8)	—	(5)
Adjusted operating profit	378	590	(69)	53	457	—	1,409	(18.7)	(12.9)

EBITDA margin	32.6%	33.6%	20.9%	25.2%	30.3%		28.8%

31 March 2015
Mobile in-bundle revenue	3,376	1,960	2,570	1,763	2,451	—	12,120
Mobile out-of-bundle revenue	877	997	1,244	506	1,215	—	4,839
Mobile incoming revenue	248	284	357	111	397	(9)	1,388
Fixed line revenue	2,907	640	1,422	801	401	(9)	6,162
Other service revenue	338	181	301	140	186	(67)	1,079
Service revenue	7,746	4,062	5,894	3,321	4,650	(85)	25,588
Other revenue	638	525	305	293	343	(5)	2,099
Revenue	8,384	4,587	6,199	3,614	4,993	(90)	27,687
Direct costs	(1,935)	(964)	(1,417)	(804)	(1,087)	85	(6,122)
Customer costs	(1,879)	(979)	(1,644)	(1,092)	(1,015)	5	(6,604)
Operating expenses	(1,911)	(1,109)	(1,793)	(936)	(1,318)	—	(7,067)
EBITDA	2,659	1,535	1,345	782	1,573	—	7,894
Depreciation and amortisation:
Acquired intangibles	—	(131)	—	—	(4)	—	(135)
Purchased licences	(472)	(6)	(374)	(18)	(190)	—	(1,060)
Other	(1,659)	(753)	(940)	(762)	(852)	—	(4,966)
Share of result in associates and joint ventures	2	—	(5)	—	3	—	—
Adjusted operating profit	530	645	26	2	530	—	1,733

EBITDA margin	31.7%	33.5%	21.7%	21.6%	31.5%		28.5%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	0.3	8.0	6.7	(3.3)	3.2
Mobile out-of-bundle revenue	(11.7)	(21.7)	(14.5)	(18.1)	(10.9)
Mobile incoming revenue	(7.2)	0.5	(10.5)	0.9	2.7
Fixed line revenue	1.5	1.2	1.1	38.3	41.2
Other service revenue	10.3	10.6	(4.8)	8.0	16.6
Service revenue	(0.4)	(0.8)	(0.7)	5.2	3.4
Other revenue	(1.3)	30.2	5.7	29.6	7.0
Revenue	(0.5)	2.8	(0.4)	7.2	3.6
Direct costs	5.7	(2.1)	(1.2)	(12.0)	(11.4)
Customer costs	6.4	(6.7)	3.3	8.4	(2.3)
Operating expenses	(7.1)	0.4	(3.7)	(7.3)	(2.7)
EBITDA	2.1	3.1	(4.2)	23.8	(0.2)
Depreciation and amortisation:
Acquired intangibles	—	25.8	—	—	8.5
Purchased licences	(2.6)	—	—	(100.5)	6.6
Other	(10.2)	(9.2)	(4.7)	(15.2)	(3.9)
Share of result in associates and joint ventures	(4.1)	—	116.2	—	(556.1)
Adjusted operating profit	(23.7)	(1.8)	(370.2)	483.6	(6.5)

EBITDA margin movement (pps)	0.8	—	(0.8)	3.4	(1.1)

FINANCIAL RESULTS

Revenue decreased 3.5% for the year. M&A activity, including HOL and Cobra, contributed a 1.3 percentage point positive impact, while foreign exchange movements contributed a 5.2 percentage point negative impact. On an organic basis, service revenue decreased by 0.6%*, reflecting continued competitive pressures in a number of markets.

EBITDA decreased 2.6%, including a 1.2 percentage point positive impact from M&A activity and a 5.5 percentage point negative impact from foreign exchange movements. On an organic basis EBITDA increased 1.7%* driven by good cost control in a number of our markets, as well as the benefits of acquisition integrations.

	Organic*	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Europe revenue	0.4	1.3	(5.2)	(3.5)

Service revenue
Germany	(0.4)	—	(6.7)	(7.1)
Italy	(0.8)	—	(6.7)	(7.5)
UK	(0.3)	(0.5)	—	(0.8)
Spain	(3.5)	8.7	(6.6)	(1.4)
Other Europe	1.5	1.9	(6.8)	(3.4)
Europe service revenue	(0.6)	1.3	(5.1)	(4.4)

EBITDA
Germany	2.1	—	(6.7)	(4.6)
Italy	3.1	—	(6.8)	(3.7)
UK	1.2	(5.4)	—	(4.2)
Spain	4.2	19.6	(6.8)	17.0
Other Europe	(1.5)	1.3	(6.5)	(6.7)
Europe EBITDA	1.7	1.2	(5.5)	(2.6)

Europe adjusted operating profit	(12.9)	(0.2)	(5.6)	(18.7)

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1     The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

Germany

Service revenue declined 0.4%* for the year, but returned to growth in Q4 (Q3: -0.4%*; Q4: 1.6%*) led by improvements in consumer mobile and fixed trends and aided by an accounting reclassification in fixed-line.

Mobile service revenue declined 1.6%*. Consumer contract revenue stabilised in the year, supported by consistent growth in contract net adds (+594,000 for the year). This performance has been driven by an increased focus on direct channels and our ‘Otelo’ second brand; during Q4, higher competition in indirect channels weighed on our contract net additions. The Enterprise market became increasingly competitive during the year, leading to a deteriorating revenue trend as falling ARPU more than offset good contract wins. We have made further strong progress on network investment, with 87% 4G coverage and dropped call rates declining 25% year-on-year to an all-time low of 0.44%. In November, the independent “Connect” test confirmed the premium quality of our voice network in Germany and a strong second and most improved data position.

Fixed service revenue growth was 1.5%*, with continued strong growth in cable and a slowing decline in DSL-related revenue. Cable net adds growth continued to be strong throughout the year, supplemented by ongoing migrations from the DSL base; in the second half of the year DSL net adds also turned positive, with growing customer demand for VDSL. Broadband ARPU was down year-on-year in a promotional market, with improvements in cable offset by DSL declines, although the pace of decline began to moderate during H2. The integration of KDG has been completed; we expect cost synergies to meet the initial targets set out at the time of acquisition, and now expect further upside potential longer-term. In November, we launched Vodafone Red One, our fully integrated fixed, mobile and TV service combining high speed mobile and fixed; as of 31 March 2016 we had 54,000 customers.

EBITDA grew 2.1%*, with the EBITDA margin improving by 0.8* percentage points. The impact of lower revenues and increased Project Spring network opex was more than offset by opex efficiencies (including KDG synergies), savings in commercial costs (aided by our increased focus on direct channels) and a change in commission processes.

FINANCIAL RESULTS

Italy

Service revenue declined 0.8%* for the year, but returned to growth in Q4 (Q3: -0.3%*; Q4: 1.3%*), aided by the leap-year benefit. The mobile business is on a steady recovery path, while fixed line performance continues to be positive despite increased competition in recent months.

Mobile service revenue declined 1.1%*, as a recovery in ARPU supported by prepaid price increases only partially offset the year-on-year decline in the customer base. Mobile number portability in the market has reduced in recent quarters and the customer base decline stabilised during the year, aided by market-leading NPS scores in mobile following our Project Spring investments. Consumer trends improved faster than Enterprise, where competitive intensity has increased in H2. As of 31 March 2016 we have 95% population coverage on our 4G network and 6.5m 4G customers (September 2015: 4.0 million).

Fixed service revenue was up 1.2%*, driven by sustained commercial momentum. We added 168,000 broadband customers during the year, a strong performance, and in Q4 50% of our gross adds have taken a fibre-based service. Of our base of 2.0 million broadband customers, 297,000 are fibre customers. We have now built out our own fibre network to over 16,000 cabinets, enabling us to reach 3.6 million households. Our high speed broadband rollout in Italy will be enhanced by our commercial agreement with Enel, which plans to roll out Fibre-To-The-Home (FTTH) to 224 cities nationwide, providing access on competitive commercial terms. In these areas Enel will be our exclusive fibre partner going forward.

EBITDA was up 3.1%*, as we successfully offset the decline in service revenue with savings in commercial costs and operating expenses. The EBITDA margin was stable year-on-year due principally to higher handset revenues.

UK

Service revenue declined 0.3%* for the year (Q3: -0.7%*; Q4: -0.1%*), with improving trends in fixed line offset by a slowdown in mobile, reflecting operational challenges following a billing system migration. Q4 growth benefited from strong carrier services activity; excluding this, underlying trends were stable. The organic growth rate for the year excludes one-off settlements with other network operators in Q2.

Mobile service revenue declined 0.7%*. Contract customer growth slowed in Q4, impacted partly by higher churn in relation to the billing system migration. Revenue trends were also impacted by the pricing and usage of 08XX numbers following the introduction of Non Geographic Call Services regulation, and a focus on giving customers more control of their out-of-bundle data spend. As a result, in-bundle revenue and demand for data add-ons continued to grow. Enterprise mobile trends remained relatively stable despite increased competition. National 4G coverage reached 91% (based on the OFCOM definition), and 99.5% in London; based on our estimations, 4G coverage was 84%, and despite some delays the pace of 4G coverage expansion in conjunction with our network sharing partner is now accelerating. We achieved significant growth in 4G customers, with 7.0 million at the period end (September 2015: 5.3 million).

Fixed service revenue grew 1.1%*. Excluding carrier services, fixed service revenue grew 2.4%* in the second half of the year including an improving performance in Enterprise. After regional trials during the summer, we began to offer our consumer broadband service to 24 million premises across the UK (98% of BT’s fibre footprint) in October, securing 38,000 customers by 31 March 2016. Our new TV service is in field trials with plans to launch later in the current calendar year.

EBITDA grew 1.2%*, with a 0.2* percentage point increase in the EBITDA margin driven by continued operational efficiencies. Reported EBITDA benefited from one-off settlements with other network operators in the first half of the year.

Spain

Service revenue declined 3.5%* (Q3: -3.1%*; Q4: -3.2%*), with mobile revenue recovering steadily despite the negative effect of handset financing, and continued positive momentum in fixed. Excluding handset financing effects, service revenues declined by 0.3%* in the year.

Mobile service revenue fell 8.0%*. The contract customer base continued to grow in a more stable market, despite increased promotional activity around the start of the new football season. We are seeing signs that ARPU is beginning to stabilise, aided by our market-leading NPS scores in mobile and our ‘more-for-more’ pricing strategy, in which customers receive higher data allowances and additional features (e.g. free European roaming) together with an increase in the monthly tariff. Our 4G population coverage reached 91% at 31 March 2016 and we have 5.4 million 4G customers.

Fixed service revenue rose 7.8%*, supported by consistent growth in broadband net additions. The integration of Ono has proceeded successfully and we have already achieved 100% of the original €240 million of cost and capex synergies targeted. We now expect to be able to deliver €300 million of annualised run-rate savings over the original timeframe. In part this reflects the very successful launch in May of Vodafone One, our fully integrated cable, mobile and TV service, which has already reached 1.5 million customers. Including our joint fibre network build with Orange, we now reach 8.5 million premises with cable or fibre. Our recent agreement with Mediapro together with the wholesale obligations imposed on the incumbent provide us with access to a full range of premium TV channels for the coming years, albeit at an increased cost.

EBITDA increased 4.2%* year-on-year with a 1.3* percentage point increase in the EBITDA margin, as strong cost control, the benefit to margin from handset financing and the cost synergies from the Ono acquisition more than offset rising TV costs.

FINANCIAL RESULTS

Other Europe

Service revenue rose 1.5%* (Q3: 1.6%*; Q4: 2.1%*), with all markets except Greece achieving growth during the year. In Q4, Romania (7.7%*), Portugal (3.5%*) and the Czech Republic enjoyed an improvement in top-line growth.

In the Netherlands, service revenue increased 0.3%*, with growth moving into decline during H2 (Q3 0.2%*, Q4 -1.3%*) as continued gains in fixed-line (partly aided by a Q4 accounting reclassification) were offset by a decline in mobile contract ARPU. In Portugal, fixed service revenue continues to grow strongly and mobile is recovering as ARPU and churn pressure from the shift towards convergent pricing begins to moderate. Our FTTH network now reaches 2.4 million homes. Ireland returned to service revenue growth in Q2, with strong momentum in fixed line and an improving trend in mobile. The initial 4G roll-out is complete with 95% population coverage. In Greece macroeconomic conditions remained a drag, however good cost-control led to improved margins. The integration of HOL is progressing according to plan.

EBITDA declined 1.5%*, with a 1.0* percentage point decline in EBITDA margin, mainly driven by lower margins in Portugal and Romania.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific1

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	£	Organic*
31 March 2016
Mobile in-bundle revenue	1,067	1,100	1,847	—	4,014
Mobile out-of-bundle revenue	2,562	1,680	1,158	—	5,400
Incoming revenue	481	165	477	—	1,123
Fixed line revenue	203	130	521	(8)	846
Other service revenue	184	158	119	(1)	460
Service revenue	4,497	3,233	4,122	(9)	11,843	(0.8)	6.9
Other revenue	19	654	692	—	1,365
Revenue	4,516	3,887	4,814	(9)	13,208	(1.3)	7.0
Direct costs	(1,344)	(533)	(1,545)	9	(3,413)
Customer costs	(211)	(1,006)	(835)	—	(2,052)
Operating expenses	(1,630)	(864)	(1,207)	—	(3,701)
EBITDA	1,331	1,484	1,227	—	4,042	(1.1)	7.2
Depreciation and amortisation:
Acquired intangibles	(116)	(62)	(32)	—	(210)
Purchased licences	(217)	(3)	(123)	—	(343)
Other	(603)	(415)	(707)	—	(1,725)
Share of result in associates and joint ventures	74	(12)	(13)	—	49
Adjusted operating profit	469	992	352	—	1,813	0.6	11.7

EBITDA margin	29.5%	38.2%	25.5%		30.6%

31 March 2015
Mobile in-bundle revenue	842	1,106	1,672	—	3,620
Mobile out-of-bundle revenue	2,566	1,891	1,295	—	5,752
Incoming revenue	593	203	568	—	1,364
Fixed line revenue	167	76	516	—	759
Other service revenue	123	213	115	(11)	440
Service revenue	4,291	3,489	4,166	(11)	11,935
Other revenue	18	852	577	—	1,447
Revenue	4,309	4,341	4,743	(11)	13,382
Direct costs	(1,342)	(614)	(1,596)	11	(3,541)
Customer costs	(191)	(1,262)	(738)	—	(2,191)
Operating expenses	(1,494)	(938)	(1,132)	—	(3,564)
EBITDA	1,282	1,527	1,277	—	4,086
Depreciation and amortisation:
Acquired intangibles	(210)	(71)	(37)	—	(318)
Purchased licences	(114)	(3)	(121)	—	(238)
Other	(519)	(413)	(734)	—	(1,666)
Share of result in associates and joint ventures	19	(10)	(71)	—	(62)
Adjusted operating profit	458	1,030	314	—	1,802

EBITDA margin	29.8%	35.2%	26.9%		30.5%

Change at constant exchange rates
Mobile in-bundle revenue	27.2	15.5	22.6
Mobile out-of-bundle revenue	—	0.6	(4.7)
Incoming revenue	(18.9)	(8.3)	(8.4)
Fixed line revenue	22.5	63.9	12.6
Other service revenue	50.0	(14.8)	14.7
Service revenue	5.0	5.4	8.2
Other revenue	8.3	(11.3)	36.1
Revenue	5.0	2.2	11.5
Direct costs	(0.4)	3.1	(6.3)
Customer costs	(10.4)	7.9	(30.3)
Operating expenses	(9.2)	(2.3)	(16.8)
EBITDA	4.1	12.7	3.2
Depreciation and amortisation:
Acquired intangibles	44.8	—	—
Purchased licences	(92.2)	(4.1)	0.5
Other	(16.3)	(14.8)	(4.9)
Share of result in associates and joint ventures	320.5	(36.8)	77.3
Adjusted operating profit	3.3	12.5	16.9

EBITDA margin movement (pps)	(0.2)	3.6	(2.1)

FINANCIAL RESULTS

Revenue decreased 1.3%, with strong organic growth offset by a 7.7 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Turkish lira and Egyptian pound. On an organic basis service revenue was up 6.9%* driven by growth in the customer base, increased voice and data usage, and continued good commercial execution. Overall growth was negatively impacted by MTR cuts and other regulatory charges, mainly in India.

EBITDA decreased 1.1%, including a 7.9 percentage point adverse impact from foreign exchange movements. On an organic basis, EBITDA grew 7.2%*, driven by growth in all major markets.

	Organic*	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

AMAP revenue	7.0	(0.6)	(7.7)	(1.3)

Service revenue
India	5.0	—	(0.2)	4.8
Vodacom	5.4	—	(12.7)	(7.3)
Other AMAP	10.1	(1.9)	(9.3)	(1.1)
AMAP service revenue	6.9	(0.7)	(7.0)	(0.8)

EBITDA
India	4.1	—	(0.3)	3.8
Vodacom	12.7	—	(15.5)	(2.8)
Other AMAP	4.5	(1.3)	(7.1)	(3.9)
AMAP EBITDA	7.2	(0.4)	(7.9)	(1.1)

AMAP adjusted operating profit	11.7	(1.1)	(10.0)	0.6

Note:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1       The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

India

Service revenue increased 5.0%* (Q3: 2.3%*; Q4: 5.3%*) as customer base growth and strong demand for 3G data was partially offset by a number of regulatory changes, including MTR cuts, roaming price caps and an increase in service tax. Excluding these impacts, service revenue growth was 10.0%*. Q4 growth recovered versus Q3 as voice price competition moderated during the quarter and regulatory impacts began to reduce in March.

We added 14.1 million customers during the year, taking the total to 197.9 million. Growth in total minutes of use continued, but this was offset by a decline in average revenue per minute as a result of ongoing competition on voice business.

Data growth continues to be very strong, with data usage over the network up 64% year-on-year, and the active data customer base increasing by 3.8 million to 67.5 million. The 3G customer base grew to 27.4 million, up 41.4% year-on-year, and smartphone penetration in our four biggest urban areas is now 52.8%. In Q4, browsing revenue represented 19.2% of local service revenue, up from 14.9% in the equivalent quarter last year.

Since the launch of Project Spring we have added over 37,700 new 3G sites, taking the total to 55,500 and our population coverage to 95% of target urban areas. We have launched 4G in five key circles and plan to expand to cover over 60% of our data revenues in the coming year, ahead of the upcoming spectrum auction.

Our M-Pesa business continues to expand, with 1.3 million active customers at March 2016, and approximately 120,000 agents. In August, the Reserve Bank of India granted us ‘in principle’ approval to set up a payments bank.

EBITDA grew 4.1%*, with a 0.2* percentage point deterioration in EBITDA margin as the benefits of service revenue growth were offset by the ongoing increase in operating costs related to Project Spring, higher acquisition costs and the translation effects of non-rupee operating costs.

Market conditions remain competitive and may be further impacted by the forthcoming spectrum auctions and a new entrant. Preparations continue for a potential IPO of Vodafone India.

FINANCIAL RESULTS

Vodacom

Vodacom Group service revenue increased 5.4%* (Q3: 7.2%*; Q4: 6.3%*), supported by strong momentum in both South Africa and the International operations.

In South Africa, organic service revenue grew 4.7%* (Q3: 7.2%*; Q4: 6.5%*), with the consumer and enterprise businesses both performing well. We continued to focus on building brand and network differentiation, with our performance driven by strong demand for data. We further enhanced our leading network position, more than doubling our LTE/4G sites to over 6,000, taking coverage to 58.2% on LTE/4G and 98.9% on 3G. Data revenue growth remained strong at 18.8*% in Q4 and data is now 36.3% of local service revenue. Our pricing transformation strategy is making good progress, with 85% of contract customers now on integrated price plans and churn falling to our lowest levels at 6.9% in Q4. Total bundle sales reached 1.1 billion, supported by our ‘Just 4 U’ personalised offers.

Service revenue growth in Vodacom’s International operations outside South Africa was 10.0%*, driven by increased voice revenue as a result of pricing strategies and bundle offerings, data take-up and M-Pesa. Active data customers reached 10.1 million, 37% of total customers, and active M-Pesa customers totalled 6.8 million in Q4, all benefiting from sustained network investment.

Vodacom Group EBITDA increased 12.7%*, significantly faster than revenues, with a 3.6* percentage point improvement in EBITDA margin. This strong performance partly reflected a change in accounting for certain transactions in the indirect channel, which depressed equipment sales and total revenues with no impact on EBITDA. Excluding this effect, EBITDA margins rose driven by operating leverage, tight cost control and a tailwind from foreign exchange gains.

Other AMAP

Service revenue increased 10.1%* (Q3: 10.8%*; Q4: 12.1%*), with strong growth in Turkey, Egypt and Ghana partially offset by a decline in Qatar.

Service revenue in Turkey was up 19.7%*, reflecting continued strong growth in consumer contract and Enterprise revenue, and we launched 4G services in April 2016. Fixed line momentum was strong, almost quadrupling the fixed broadband customer base to 363,000 at the end of the period. In Egypt, service revenue was up 8.9%* driven by continued strong growth in data. New Zealand returned to modest growth, with solid mobile contract customer trends and improving fixed line ARPU.

EBITDA grew 4.5%*, with a 2.1* percentage point contraction in EBITDA margin. A strong revenue performance and improved margins in Turkey were partly offset by higher costs for imported goods post foreign exchange rate devaluations across the region.

Associates and joint ventures

Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 5.8%. Indus Towers owned 119,881 towers as at 31 March 2016, with a tenancy ratio of 2.25. Our share of Indus Towers EBITDA was £305 million and its contribution to the Group’s adjusted operating profit was £74 million.

Safaricom, Vodafone’s 40% associate which is the leading mobile operator in Kenya, saw local currency service revenue growth of 13.8% for the year, with local currency EBITDA up 16.8%, driven by an increase in the customer base leading to growth across all revenue streams, predominantly mobile data and M-Pesa. 4G coverage is now in 20 out of 47 counties.

Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, is performing solidly in an intensely competitive environment, with service revenues (excluding MTR impact) returning to growth after five years in decline. EBITDA growth was driven by an increase in revenue and improved cost management.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2016	2015
	£m	£m

EBITDA	11,612	11,915
Working capital	(386)	(121)
Capital expenditure[1]	(8,599)	(9,197)
Disposal of property, plant and equipment	140	178
Other	117	88
Operating free cash flow[2]	2,884	2,863
Taxation	(689)	(758)
Dividends received from associates and investments	67	224
Dividends paid to non-controlling shareholders in subsidiaries	(223)	(247)
Interest received and paid	(1,026)	(994)
Free cash flow[2]	1,013	1,088
Licence and spectrum payments	(2,944)	(443)
Acquisitions and disposals[3]	(96)	(7,040)
Equity dividends paid	(2,998)	(2,927)
Convertible issue	2,754	—
Foreign exchange	(1,968)	895
Other[4]	(2,665)	(144)
Net debt increase	(6,904)	(8,571)
Opening net debt	(22,271)	(13,700)
Closing net debt	(29,175)	(22,271)

Notes:

1           Capital expenditure includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the year.

2           Operating free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs, £nil (2015: £365 million) UK pensions contribution payment and £nil (2015: £116 million) of KDG incentive scheme payments that vested upon acquisition. See also note 4 below.

3           Acquisitions and disposals for the year ended 31 March 2015 primarily included a £2,945 million payment in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired, a £563 million payment in relation to the acquisition of the remaining 10.97% equity interest in Vodafone India, £131 million payment in relation to acquisition of the entire share capital of Cobra plus £40 million of associated debt acquired and a £70 million payment in relation to the acquisition of a 72.7% of the share capital of Hellas Online plus £115 million of associated debt.

4           Other cash flows for the year ended 31 March 2016 include £2,020 million (2015: £nil) of debt recognised in respect of spectrum in India and Germany, £186 million (2015: £336 million) of restructuring costs, £nil (2015: £365 million) UK pensions contribution payment, £nil (2015: £359 million) of Verizon Wireless tax dividends received after the completion of the disposal, £nil (2015: £328 million) of interest paid on the settlement of the Piramal option, £nil (2015: £116 million) of KDG incentive scheme payments that vested upon acquisition, £nil (2015: £176 million) tax refund relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless and a £50 million (2015: £100 million) payment in respect of the Group’s historic UK tax settlement.

Cash generated by operations excluding restructuring and other costs increased 2.6% to £11.4 billion as lower EBITDA was offset by working capital movements.

Capital expenditure of £8.6 billion completed the Project Spring investment programme.

Free cash flow was £1.0 billion, a decrease of £0.1 billion from the prior year, as higher cash generated by operations excluding restructuring and other costs and working capital movements in respect of capital expenditure were offset by lower capital expenditure and lower dividends received from Indus Towers, as the one-off payment in the year ended 31 March 2015 was not repeated.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Germany of £1.4 billion, £0.6 billion in India, £0.6 billion in Turkey, £0.2 billion in Italy and £0.1 billion in the UK. In addition, net debt includes liabilities of £4.1 billion (2015: £1.8 billion) relating to acquisitions or renewals of spectrum in India and £1.4 billion (2015: £1.3 billion) of liabilities relating to minority holdings in KDG.

A foreign exchange loss of £2.0 billion was recognised on net debt as losses on the euro and rupee offset favourable foreign exchange movements on the South African rand. This was offset by £2.8 billion of proceeds from the issue of £2.9 billion of mandatory convertible bonds in February 2016, £2.8 billion of which have been classified as equity after taking into account the cost of future coupon payments. The Group also holds $5.0 billion (2015: $5.25 billion) of Verizon loan notes, and has the potential to utilise the proceeds from these notes to repurchase the shares issued to satisfy the mandatory convertible bonds.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	2016	2015
	£m	£m

Cash and cash equivalents[1]	10,232	6,882

Short-term borrowings
Bonds	(2,033)	(1,786)
Commercial paper[2]	(7,396)	(5,077)
Put options over non-controlling interests[3]	(1,430)	(1,307)
Bank loans	(2,254)	(1,876)
Other short-term borrowings[4]	(2,907)	(2,577)
	(16,020)	(12,623)

Long-term borrowings
Put options over non-controlling interests	(5)	(7)
Bonds, loans and other long-term borrowings[5]	(29,322)	(22,428)
	(29,327)	(22,435)

Other financial instruments[6]	5,940	5,905
Net debt	(29,175)	(22,271)

Notes:

1            Includes cash and cash equivalents of £14 million (2015: £nil) in respect of assets held for sale.

2            At 31 March 2016 US$471 million (2015: US$3,321 million) was drawn under the US commercial paper programme and €8,907 million and US$38 million (2015:€3,928 million, US$ nil) were drawn under the euro commercial paper programme.

3            Includes a £1.4 billion (2015: £1.3 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement

4            At 31 March 2016 the amount includes £2,837 million (2015: £2,542 million) in relation to cash received under collateral support agreements. Amount also includes £50 million (2015: £nil) in relation to the short-term debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019.

5            At 31 March 2016 the amount includes £69 million (2015: £nil) in relation to the long-term debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019.

6            Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2016: £4,304 million; 2015: £4,005 million) and trade and other payables (2016: £1,564 million; 2015: £984 million) and short-term investments primarily in index linked government bonds and managed investment funds included as a component of other investments (2016: £1,630 million; 2015: £2,884 million). Amount also includes £1,460 million in relation to cash paid as collateral in relation to put options issued with regards to the mandatory convertible bonds with maturities 2017 and 2019 and £110 million in relation to cash paid under collateral support agreements.

Dividends

The Board is recommending a final dividend per share of 7.77 pence, representing a 2.0% increase over the prior financial year’s final dividend per share. The ex-dividend date for the final dividend is 9 June 2016 for ordinary shareholders, the record date is 10 June 2016 and the dividend is payable on 3 August 2016. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

OTHER SIGNIFICANT DEVELOPMENTS

Vodafone Netherlands

On 15 February 2016 Vodafone announced that Liberty Global Europe Holding B.V. and Vodafone International Holdings B.V. had reached an agreement to merge their operating businesses in the Netherlands to form a 50:50 joint venture. The joint venture will operate under both the Vodafone and Ziggo brands and will create a nationwide integrated communications provider in the Netherlands. Based upon the enterprise value of each business, and after deducting Ziggo’s €7.3 billion of net debt, Vodafone will make a cash payment to Liberty Global of €1 billion to equalise ownership in the JV, reflecting the €2 billion difference in the two companies’ equity value. Vodafone Netherlands will be contributed to the JV on a debt and cash free basis. The transaction is expected to close around the end of 2016 and is subject to regulatory approvals and consultations with the Works Councils.

Convertible bonds

On 19 February 2016 Vodafone announced the placement of £2.88 billion of mandatory convertible bonds, issued in two tranches, one with an 18 month maturity and the other with a three year maturity (together, the “Bonds”). The Bonds are convertible into ordinary shares representing approximately 5% of Vodafone’s current share capital. Disposal proceeds from the US$5.0 billion Verizon loan notes could potentially be used by Vodafone to buy back shares following conversion of the Bonds in order to mitigate dilution. Vodafone has hedged its exposure to share price movements during the term of the Bonds via an option strategy.

Euro reporting

With effect from 1 April 2016 the functional currency of the Company has been changed from pounds sterling to the euro. The euro is now the primary currency in which the Company’s financing activities and investment returns are denominated. Similarly, with effect from 1 April 2016, the Group’s presentation currency has been changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations.

Egypt: Telecom Egypt Arbitration

In October 2009 Telecom Egypt began an arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015, the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a three to two majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt applied to the Egyptian court to set aside the decision. On 15 March 2016, the Court of Appeal dismissed Telecom Egypt’s application to annul the arbitration award. Telecom Egypt had 60 days to appeal to the Cour de Cassation, which has now expired. Vodafone Egypt has applied for a certificate to confirm that no appeal has been filed.

India: VIHBV arbitration proceedings

On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. An arbitrator has been appointed by VIHBV. The Indian Government has also appointed its arbitrator. The two party-appointed arbitrators failed to appoint a chairman. Consequently, the President of the International Court of Justice will now appoint the third arbitrator who will act as the presiding arbitrator. On 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Finance Act 2012.

On 4 February 2016, VIHBV received a reminder of an outstanding tax demand of INR 221 billion. The latest reminder threatens enforcement action if the demand is not satisfied.

Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Indian Supreme Court. The hearing was adjourned to a date yet to be listed.

Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the retrospective legislation, we believe it is probable that we will be able to make a successful claim under the Dutch BIT and/or UK BIT. We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2016, or at previous reporting dates.

OTHER SIGNIFICANT DEVELOPMENTS

India: Vodafone India Services Private Limited (‘VISPL’) tax claims

Vodafone India Limited (‘VIL’) and VISPL (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding £1.4 billion plus interest, and penalties of up to 300% of the principal.

VISPL has been assessed as owing tax of approximately £223 million (plus interest of £123 million) in respect of (i) a transfer pricing margin charged for the international call centre of Hutchison Telecommunications International Limited (‘HTIL’) prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has recently appealed to the Supreme Court of India.

India: Adjusted Gross Revenue (‘AGR’) dispute before the Indian Supreme Court: VIL and others v Union of India

VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which license fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately Rs. 2,200 Crores. The Indian Department of Telecommunications (‘DoT’) also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Indian Supreme Court, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On the 29 February 2016, the Supreme Court ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter.

Germany: Patent litigation

The telecoms industry is currently involved in significant levels of patent litigation brought by non-practicing entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by IPCom, St Lawrence Communications LLC (a subsidiary of Acacia Research Corporation), and by Intellectual Ventures, all NPEs. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability.

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled ‘all-in’ mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result Vodafone Netherlands, together with the industry has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect and a claim has been submitted by a claims organisation, which is currently being reviewed by Vodafone Netherlands.

South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’)

In 2008, Mr Makate instituted legal proceedings to claim compensation for a business idea that led to a product known as ‘Please Call Me’. On 1 July 2014, the South Gauteng High Court, Johannesburg (‘the High Court’) found that Mr Makate had proven the existence of a contract. However, the High Court ruled that the Company was not bound by that contract because the responsible director of product development and services did not have authority to enter into any such agreement on the Company’s behalf. The High Court also rejected Mr Makate’s claim on the basis that it had lapsed in terms of the Prescription Act 68 of 1969.

The High Court and Supreme Court of Appeal turned down Mr Makate’s application for leave to appeal on 11 December 2014 and 2 March 2015, respectively. Mr Makate applied for leave to appeal in the Constitutional Court. On 26 April 2016, after having heard the application on 1 September 2015, the Constitutional Court granted leave to appeal and upheld Mr Makate’s appeal. In doing so, the Constitutional Court ordered that:

(i)             the Company is bound by the agreement concluded between Mr Makate and the then director of product development and services;

(ii)          the Company is to commence negotiations in good faith with Mr Makate to determine reasonable compensation; and

(iii)       in the event of the parties failing to agree on the reasonable compensation, the matter must be submitted to Vodacom’s Chief Executive Officer for determination of the amount within a reasonable time.

Negotiations between the Company and Mr Makate will commence in accordance with the order of the Constitutional Court.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2016		2015
	£m		£m

Continuing operations

Revenue	40,973		42,227
Cost of sales	(30,435)		(30,882)
Gross profit	10,538		11,345
Selling and distribution expenses	(3,570)		(3,455)
Administrative expenses	(5,110)		(5,746)
Share of result of equity accounted associates and joint ventures	44		(63)
Impairment losses	(450)		—
Other income and expense	(75)		(114)
Operating profit	1,377		1,967
Non-operating income and expense	(2)		(19)
Investment income	300		883
Financing costs	(2,124)		(1,736)
Profit before taxation	(449)		1,095
Income tax (expense)/credit	(3,369)		4,765
(Loss)/profit for the financial year from continuing operations	(3,818)		5,860
Profit for the financial year from discontinued operations	—		57
(Loss)/profit for the financial year	(3,818)		5,917

Attributable to:
– Owners of the parent	(4,024)		5,761
– Non-controlling interests	206		156
(Loss)/profit for the financial year	(3,818)		5,917

(Loss)/earnings per share
From continuing operations:
– Basic	(15.08	)p	21.53	p
– Diluted	(15.08	)p	21.42	p

Total Group:
– Basic	(15.08	)p	21.75	p
– Diluted	(15.08	)p	21.63	p

Consolidated statement of comprehensive income

	2016	2015
	£m	£m
(Loss)/profit for the financial year	(3,818)	5,917
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent years
(Losses)/gains on revaluation of available-for-sale investments, net of tax	(2)	4
Foreign exchange translation differences, net of tax	3,540	(6,516)
Foreign exchange losses/(gains) transferred to the income statement	70	(1)
Fair value gains transferred to the income statement	—	(9)
Other, net of tax	34	7
Total items that may be classified to profit or loss in subsequent years	3,642	(6,515)
Items that will not be reclassified to profit or loss in subsequent years
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	126	(212)
Total items that will not be classified to profit or loss in subsequent years	126	(212)
Other comprehensive income/(expense)	3,768	(6,727)
Total comprehensive income/(expense) for the year	(50)	(810)

Attributable to:
– Owners of the parent	(123)	(1,076)
– Non-controlling interests	73	266
	(50)	(810)

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	2016	2015
	£m	£m

Non-current assets
Goodwill	22,789	22,537
Other intangible assets	23,979	20,953
Property, plant and equipment	28,082	26,603
Investments in associates and joint ventures	(82)	(3)
Other investments	3,662	3,757
Deferred tax assets	22,382	23,845
Post employment benefits	177	169
Trade and other receivables	4,580	4,865
	105,569	102,726
Current assets
Inventory	565	482
Taxation recoverable	1,109	575
Trade and other receivables	9,141	8,053
Other investments	4,220	3,855
Cash and cash equivalents	10,218	6,882
Assets held for sale	2,891	—
	28,144	19,847
Total assets	133,713	122,573

Equity
Called up share capital	3,792	3,792
Additional paid-in capital	119,925	117,054
Treasury shares	(6,940)	(7,045)
Accumulated losses	(56,608)	(49,471)
Accumulated other comprehensive income	5,716	1,815
Total equity attributable to owners of the parent	65,885	66,145

Non-controlling interests	1,437	1,595
Put options over non-controlling interests	(5)	(7)
Total non-controlling interests	1,432	1,588

Total equity	67,317	67,733

Non-current liabilities
Long-term borrowings	29,327	22,435
Deferred tax liabilities	446	595
Post employment benefits	447	567
Provisions	1,280	1,082
Trade and other payables	1,501	1,264
	33,001	25,943
Current liabilities
Short-term borrowings	16,020	12,623
Taxation liabilities	540	599
Provisions	757	767
Trade and other payables	15,732	14,908
Liabilities held for sale	346	—
	33,395	28,897
Total equity and liabilities	133,713	122,573

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]		Treasury shares	Accumulated comprehensive income[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	£m	£m		£m	£m	£m	£m	£m

1 April 2014	3,792	116,973		(7,187)	(42,776)	70,802	979	71,781
Issue or reissue of shares	—	2		142	(126)	18	—	18
Share-based payments	—	95	[3]	—	—	95	—	95
Transactions with non-controlling interests in subsidiaries	—	—		—	(756)	(756)	605	(151)
Dividends	—	—		—	(2,930)	(2,930)	(262)	(3,192)
Comprehensive income	—	—		—	(1,076)	(1,076)	266	(810)
Other	—	(16)		—	8	(8)	—	(8)
31 March 2015	3,792	117,054		(7,045)	(47,656)	66,145	1,588	67,733
Issue or reissue of shares	—	1		105	(93)	13	—	13
Share-based payments	—	116	[3]	—	—	116	—	116
Issue of Mandatory Convertible Bonds	—	2,754		—	—	2,754	—	2,754
Transactions with non-controlling interests in subsidiaries	—	—		—	(31)	(31)	(13)	(44)
Dividends	—	—		—	(2,998)	(2,998)	(238)	(3,236)
Comprehensive income	—	—		—	(123)	(123)	73	(50)
Other	—	—		—	9	9	22	31
31 March 2016	3,792	119,925		(6,940)	(50,892)	65,885	1,432	67,317

Notes:

1            Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2   Includes retained losses and accumulated other comprehensive income.

3   Includes £3 million tax credit (2015: £7 million tax credit)

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

	2016	2015
	£m	£m

Net cash flow from operating activities	10,481	9,715

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(43)	(3,093)
Purchase of interests in associates and joint ventures	(2)	(85)
Purchase of intangible assets	(5,018)	(2,315)
Purchase of property, plant and equipment	(6,836)	(6,568)
Purchase of investments	(77)	(207)
Disposal of interests in associates and joint ventures	—	27
Disposal of property, plant and equipment	140	178
Disposal of investments	1,357	899
Dividends received from associates and joint ventures	67	583
Dividends received from investments	—	—
Interest received	261	254
Net cash flow from investing activities	(10,151)	(10,327)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	13	18
Net movement in short-term borrowings	5	4,722
Proceeds from issue of long-term borrowings	7,504	2,432
Repayment of borrowings	(2,738)	(4,070)
Convertible issue	2,754	—
Equity dividends paid	(2,998)	(2,927)
Dividends paid to non-controlling shareholders in subsidiaries	(223)	(247)
Other transactions with non-controlling interests in subsidiaries	(48)	(718)
Other movements in loans with associates and joint ventures	(22)	(52)
Interest paid	(1,287)	(1,576)
Net cash flow from financing activities	2,960	(2,418)

Net cash flow	3,290	(3,030)
Cash and cash equivalents at beginning of the financial year	6,861	10,112
Exchange gain/(loss) on cash and cash equivalents	58	(221)
Cash and cash equivalents at end of the financial year	10,209	6,861

CONSOLIDATED FINANCIAL STATEMENTS

1                 Basis of preparation

The preliminary results for the year ended 31 March 2016 are an abridged statement of the full annual report which was approved by the Board of Directors on 17 May 2016. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2016 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 29 July 2016.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2016.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2015, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2015.

2                 Equity dividends

	2016	2015
	£m	£m
Declared during the financial year:
Final dividend for the year ended 31 March 2015: 7.62 pence per share (2015: 7.47 pence)	2,020	1,975
Interim dividend for the year ended 31 March 2016: 3.68 pence per share (2015: 3.60 pence)	978	955
	2,998	2,930

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2016: 7.77 pence per share (2015: 7.62 pence)	2,064	2,020

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange movements. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015, the six months ended 30 September 2015 and the quarters ended 31 March 2015, 30 June 2015, 30 September 2015 and 31 December 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue and costs within common functions rather than within the service revenue and cost amounts disclosed for each country and region. The results presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results. In addition, for the quarter and six months ended 30 September 2015 and year ended 31 March 2016, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 8
Adjusted operating profit	Operating profit	Group results on page 8
Adjusted profit before tax	Profit before taxation	Taxation on page 10
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 10
Adjusted income tax expense	Income tax expense	Taxation on page 10
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 11
Adjusted earnings per share (from continuing operations)	Basic earnings per share	Earnings per share on page 11 and Reconciliation of adjusted earnings on page 31
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Cash generated by operations (excluding restructuring costs)	Cash generated by operations	Cash flows and funding beginning on page 19

See page 31 for a reconciliation of adjusted earnings to reported earnings.

ADDITIONAL INFORMATION

Regional results for the year ended 31 March1

	Revenue		EBITDA		Adjusted operating profit		Capital expenditure		Operating free cash flow[2]
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany	7,787	8,384	2,537	2,659	378	530	1,737	2,003	651	992
Italy	4,405	4,587	1,478	1,535	590	645	1,123	1,105	373	542
UK	6,173	6,199	1,289	1,345	(69)	26	890	980	265	185
Spain	3,633	3,614	915	782	53	2	867	858	(111)	(30)
Other Europe
Netherlands	1,383	1,482	472	507	197	157	264	303	182	218
Portugal	712	767	250	289	61	107	259	273	(29)	41
Greece	621	576	172	158	58	54	94	76	98	70
Other	2,126	2,176	573	619	141	212	398	431	158	212
Eliminations	(7)	(8)	—	—	—	—	—	—	—	—
Other Europe	4,835	4,993	1,467	1,573	457	530	1,015	1,083	409	541
Eliminations	(115)	(90)	—	—	—	—	—	—	—	—
Europe	26,718	27,687	7,686	7,894	1,409	1,733	5,632	6,029	1,587	2,230

AMAP
India	4,516	4,309	1,331	1,282	469	458	812	882	544	332
Vodacom	3,887	4,341	1,484	1,527	992	1,030	621	745	792	762
Other AMAP
Turkey	2,170	2,026	405	366	136	77	353	343	(25)	30
Egypt	1,197	1,190	499	522	252	285	298	314	265	256
Other	1,448	1,528	323	389	(36)	(48)	213	262	145	112
Eliminations	(1)	(1)	—	—	—	—	—	—	—	—
Other AMAP	4,814	4,743	1,227	1,277	352	314	864	919	385	398
Eliminations	(9)	(11)	—	—	—	—	—	—	—	—
AMAP	13,208	13,382	4,042	4,086	1,813	1,802	2,297	2,546	1,721	1,492

Other	1,160	1,257	(116)	(65)	(105)	(28)	670	622	(424)	(859)
Eliminations	(113)	(99)	—	—	—	—	—	—	—	—
Group	40,973	42,227	11,612	11,915	3,117	3,507	8,599	9,197	2,884	2,863

Notes:

1           The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

2           Operating free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs, £nil (2015: £365 million) UK pensions contribution payment and £nil (2015; £116 million) of KDG incentive scheme payments that vested upon acquisition.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 March1

Group and Regions

	Group		Europe		AMAP
				Restated		Restated
	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	4,225	4,030	3,104	2,929	1,096	986
Mobile out-of-bundle	2,208	2,448	909	1,037	1,300	1,416
Mobile incoming	603	713	319	321	285	393
Fixed line	2,064	2,003	1,701	1,654	227	226
Other	460	375	286	248	120	94
Service revenue	9,560	9,569	6,319	6,189	3,028	3,115

	Change
	Group		Europe		AMAP
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Mobile in-bundle	4.8	7.0	6.0	3.0	11.2	23.5
Mobile out-of-bundle	(9.8)	(6.7)	(12.3)	(14.6)	(8.2)	(0.6)
Mobile incoming	(15.4)	(3.1)	(0.6)	(1.5)	(27.5)	(6.5)
Fixed line	3.0	4.0	2.8	5.4	0.4	9.5
Other	22.7	15.9	15.3	6.7	27.7	27.9
Service revenue	(0.1)	2.5	2.1	0.5	(2.8)	8.1

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	838	797	532	466	698	657
Mobile out-of-bundle	170	183	165	202	246	289
Mobile incoming	55	56	69	65	77	88
Fixed line	737	686	159	154	378	443
Other	97	79	47	40	67	76
Service revenue	1,897	1,801	972	927	1,466	1,553

	Change
	Germany		Italy		UK
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	5.3	1.6	4.9	1.3	(5.6)	(0.1)

	Spain		India		Vodacom
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	413	411	290	244	264	296
Mobile out-of-bundle	87	117	659	670	390	449
Mobile incoming	28	27	126	148	37	49
Fixed line	277	257	54	47	33	41
Other	38	29	52	41	40	43
Service revenue	843	841	1,181	1,150	764	878

Change
	Spain		India		Vodacom
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	0.2	(3.2)	2.7	5.3	(13.0)	6.3

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

1           The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments	Adjusted
Year ended 31 March 2016	£m		£m	£m	£m

Operating profit	1,377		—	761	2,138
Amortisation of acquired customer base and brand intangible assets	—		—	979	979
Non-operating income and expense	(2)		—	2	—
Net financing costs	(1,824)		—	449	(1,375)
(Loss)/profit before taxation	(449)		—	2,191	1,742
Income tax expense[1]	(3,369)		—	3,194	(175)
(Loss)/profit for the financial year from continuing operations	(3,818)		—	5,385	1,567
Profit for the financial year from discontinued operations	—		—	—	—
(Loss)/profit for the financial year	(3,818)		—	5,385	1,567

Attributable to:
– Owners of the parent	(4,024)		—	5,368	1,344
– Non-controlling interests	206		—	17	223

Basic (loss)/earnings per share from continuing and discontinued operations	(15.08	)p			5.04	p

Note:

1     Adjustments include £3,207 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements.

	Reported		Discontinued operations	Adjustments	Adjusted
Year ended 31 March 2015	£m		£m	£m	£m

Operating profit	1,967		—	271	2,238
Amortisation of acquired customer base and brand intangible assets	—		—	1,269	1,269
Non-operating income and expense	(19)		—	19	—
Net financing costs	(853)		—	(437)	(1,290)
Profit before taxation	1,095		—	1,122	2,217
Income tax credit/(expense)[1]	4,765		—	(5,334)	(569)
Profit for the financial year from continuing operations	5,860		—	(4,212)	1,648
Profit for the financial year from discontinued operations	57		(57)	—	—
Profit for the financial year	5,917		(57)	(4,212)	1,648

Attributable to:
– Owners of the parent	5,761		(57)	(4,233)	1,471
– Non-controlling interests	156		—	21	177

Basic earnings per share from continuing and discontinued operations	21.75	p			5.55	p

Note:

1     Adjustments include the recognition of tax losses in Luxembourg following the acquisition of Ono (£3,341 million) and losses arising in the year from the write down of investments for local GAAP purposes (£2,127 million).

ADDITIONAL INFORMATION

Mobile customers - quarter ended 31 March 2016

(in thousands)

Country	1 January 2016	Contract net additions /(disconnections)	Prepay net additions /(disconnections)	Other movements	31 March 2016	Contract

Europe
Germany	30,389	49	(104)	—	30,334	54.7%
Italy	24,404	5	(266)	—	24,143	18.7%
UK	18,395	1	(199)	—	18,197	66.9%
Spain	14,255	105	(41)	—	14,319	78.7%
	87,443	160	(610)	—	86,993	51.2%

Other Europe
Netherlands	5,064	(5)	(29)	—	5,030	76.7%
Ireland	2,033	(8)	(39)	—	1,986	49.7%
Portugal	4,908	41	(99)	—	4,850	38.8%
Romania	8,463	6	(8)	—	8,461	41.1%
Greece	5,768	(2)	(34)	—	5,732	27.8%
Czech Republic	3,426	27	(29)	—	3,424	66.9%
Hungary	2,810	30	(33)	—	2,807	59.5%
Albania	1,822	(6)	26	—	1,842	4.2%
Malta	314	2	(9)	—	307	20.8%
	34,608	85	(254)	—	34,439	46.2%
Europe	122,051	245	(864)	—	121,432	49.8%

AMAP
India	193,600	491	3,856	—	197,947	7.2%
Vodacom[1]	73,656	6	(3,265)	—	70,397	7.3%
	267,256	497	591	—	268,344	7.2%

Other AMAP
Turkey	21,868	325	(32)	—	22,161	44.4%
Egypt	38,354	38	113	—	38,505	6.6%
New Zealand	2,358	15	29	—	2,402	38.8%
Qatar	1,501	17	30	—	1,548	15.3%
Ghana	7,603	(2)	291	—	7,892	0.3%
	71,684	393	431	—	72,508	18.7%
AMAP	338,940	890	1,022	—	340,852	9.7%

Group	460,991	1,135	158	—	462,284	20.2%

Note:

1           Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa. The fall in customer numbers in Vodacom arose entirely in Vodacom’s International operations outside South Africa, largely reflecting a change in customer registration requirements in the DRC and Mozambique.

ADDITIONAL INFORMATION

Fixed broadband customers - quarter ended 31 March 2016

(in thousands)

Country	1 January 2016	Net additions/ (disconnections)	Other movements	31 March 2016

Europe
Germany	5,691	134	—	5,825
Italy	1,907	63	—	1,970
UK	89	20	—	109
Spain	2,958	64	—	3,022
	10,645	281	—	10,926

Other Europe
Netherlands	89	17	—	106
Ireland	231	8	—	239
Portugal	416	26	—	442
Romania	53	3	—	56
Greece	535	16	—	551
Czech Republic	14	—	—	14
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	2	1	—	3
	1,340	71	—	1,411
Europe	11,985	352	—	12,337

AMAP
India	—	—	—	—
Vodacom[1]	1	—	—	1
	1	—	—	1

Other AMAP
Turkey	280	83	—	363
Egypt	243	(30)	—	213
New Zealand	413	(1)	—	412
Qatar	6	—	—	6
Ghana	29	12	—	41
	971	64	—	1,035
AMAP	972	64	—	1,036

Group	12,957	416	—	13,373

Note:

1           Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit excludes non-operating income from associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Cash capital expenditure	Cash capital expenditure comprises cash payments in relation to the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.
Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.
For the year ended 31 March 2015 operating free cash flow also excluded special one-off UK pension contribution payments and KDG incentive scheme payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.
For the years ended 31 March 2016 and 2015 free cash flow also excluded payments in respect of the Group’s historical UK tax settlement. For the year ended 31 March 2015 free cash flow also excluded special UK pension contribution payments, KDG incentive scheme payments, Verizon Wireless tax distributions received after the completion of the disposal and interest paid on the settlement of the Piramal option.

OTHER INFORMATION

1)       Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)       The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 17 May 2016.

Notes:

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone Red One, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the year ended 31 March 2015 unless otherwise stated.

3.        References to “Q4” are to the quarter ended 31 March 2016 unless otherwise stated. References to “Q2” are to the quarter ended 30 September 2015 unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2016 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2016 and references to the “prior financial year” are to the financial year ended 31 March 2015 unless otherwise stated.

4.       All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange movements.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015, the six months ended 30 September 2015 and the quarters ended 31 March 2015, 30 June 2015, 30 September 2015 and 31 December 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the year ended 31 March 2016, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that, on 1 April 2015, the Group redefined its segments to report international voice transit service revenue and costs within common functions rather than within the service revenue and cost amounts disclosed for each country and region. The results presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results. In addition, for the quarter and six months ended 30 September 2015 and year ended 31 March 2016, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

8.        Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spreadsheet available at vodafone.com/investor.

Copyright © Vodafone Group 2016

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for EBITDA, free cash flow, capital expenditure and capital intensity for the financial year ending 31 March 2017; expectations for the Group’s future performance generally; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding EBITDA, capital expenditure, free cash flow, and foreign exchange movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by the Group; greater than anticipated competitive activity; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to expand its spectrum position or renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates or profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2015. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2016

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OTHER INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 17, 2016	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary